Exhibit 99.11

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries SE
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	23 September 2011

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	8 and 9 March 2012
No. of securities held prior to change

•         661,659 ordinary shares/CUFS registered in the name of the Director; and

•         2,328,000 options over unissued ordinary shares/CUFS comprising:

•         650,000 options under the 2001 Equity Incentive Plan (2001 Plan);

•         860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan (2006 Plan); and

•         818,000 options (TSR) under the 2006 Plan.

Class	Ordinary shares/CUFS and options

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number acquired	325,000 ordinary shares/CUFS following exercise of options under the 2001 Plan.
Number disposed	Exercise of options: 325,000 options under the 2001 Plan exercised Sale of Shares: 296,737 ordinary shares/CUFS sold Lapse of options: 152,400 TSR options under the 2006 Plan lapsed
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Exercise of options: A$2,095,925 Sale of Shares: $A2,190,433.11
No. of securities held after change

Current relevant interest is:

•        689,922 ordinary shares/CUFS registered in the name of the Director; and

•        1,850,600 options over unissued ordinary shares/CUFS comprising:

•      325,000 options under the 2001 Plan;

•      860,000 options (ROCE) under the 2006 Plan; and

•      665,600 options (TSR) under the 2006 Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Ordinary Shares/CUFS issued pursuant to the exercise of a 3 December 2002 grant of options under the 2001 Plan.

The disposal of some of the ordinary shares/CUFS is solely to fund the option exercise price, US State and Federal withholding tax obligations and brokerage.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Current interests in contracts are: • 1,500,753 Relative TSR RSUs; and • 405,954 Hybrid RSUs (formerly referred to Executive Incentive Plan RSUs).

Part 3 — +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

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